March 10, 2020

Houston American Energy Corporation
801 Travis, Suite 1425
Houston, Texas 77002

Re: Houston American Energy Corporation
2019 Year-End Reserve Report
Certain Properties in Louisiana and Oklahoma
as of December 31, 2019
SEC Guideline Case

Gentlemen:

Pursuant to your request, Lonquist & Co., LLC ("L&Co") has estimated the future oil and gas Reserves and projected the associated future revenues net to the interests owned by Houston American Energy Corporation ("Houston American") as of December 31, 2019. The assets evaluated in this report are located in Louisiana and Oklahoma. At the request of Houston American, L&Co has evaluated Proved Developed Producing ("PDP") and Probable ("PROB") Reserves for this report. Collectively, these volumes are known as 2P Reserves as per PRMS .

Our conclusions, as of December 31, 2019, are summarized below:

	Net to Houston American Energy Corporation					
	Proved Developed		Proved	Total	Total	Grand
SEC Pricing as of December 31, 2019	Producing	Non-Producing	Undeveloped	Proved[a]	Probable[a]	Total[a]
Estimated Future Net Oil/Condensate, bbl	6,240	0	0	6,240	840	7,070
Estimated Future Net Gas, MMcf	61	0	0	61.0	7.9	66.0
Estimated Future Net NGL, bbl	610	0	0	610	0	610
Total Future Gross Revenue, $	520,220	0	0	520,220	70,700	590,920
Estimated Future Production Taxes[b], $	50,730	0	0	50,730	6,830	57,570
Estimated Future Operating Expenses[c], $	302,220	0	0	302,220	39,440	341,660
Estimated Future Capital Costs, $	0	0	0	0	0	0
Estimated Future Net Revenue ("FNR"), $	167,260	0	0	167,260	24,430	191,690
Discounted FNR at 10%, $	140,880	0	0	140,880	2,610	143,480
Discounted FNR at 15%, $	125,970	0	0	125,970	920	126,890

[a] Totals may not match because of computer rounding, summary for information only; not risked 2P (PRMS)
[b] Includes statutory severance and estimated ad valorem taxes.
[c] Includes direct and variable operating costs.

Purpose of Report and Standards of Practice

This report was prepared to provide the management of Houston American with a projection of estimated remaining hydrocarbon Reserves and projected future net revenues and for inclusion in their annual filings with the Securities and Exchange Commission ("SEC"). The effective of this report is December 31, 2019. These estimates have not been adjusted for risk.

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, S-X Reg. §210.4-10a, dated December 30, 2008 (*Modernization of Oil and Gas Reporting; Final Rule*; January 14, 2009).

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas volumes are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Well-by-well production data in this report were updated through September 2019, where applicable. Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing properties and any non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Hydrocarbon volumes assigned by analogy and volumetric analysis are subject to greater revision than those projected using established performance trends.

As of December 31, 2019, the net remaining PDP Reserves were estimated to be 6,240 barrels of oil/condensate, 61 MMcf of gas, and 610 barrels of natural gas liquids ("NGL"). The net present value, discounted at 10%, of the PDP Reserves was $140,880.

The net remaining PROB Reserves were estimated to be 840 barrels oil/condensate and 7.9 MMcf of gas. The net present value, discounted at 10%, of the PROB Reserves was $3,000. Of the total net revenue, 68% was derived from oil/condensate production.

The total 2P net remaining Reserves were estimated to be 8,750 barrels of oil/condensate, 70.53 MMcf of gas, and 660 barrels of NGLs. The net present value, discounted at 10%, of the total 2P Reserves was $2,610.

Product Prices and Differentials

The base product prices of $55.73 per barrel and $2.536 per MMbtu utilized herein are reported by the Energy Information Administration for the closing Contract 1 NYMEX futures oil and gas prices on the first trading day of each month, averaged over the 2019 calendar year. NGL prices in this report were assumed to be the same as the oil price, with a price differential applied at an individual lease basis.

As required by SEC regulations, no price escalations are included in this report. Realized product prices in this report reflect adjustments for heating content from check stub analysis, premiums and basis differentials, where applicable.

Operating Expenses

Direct lease operating expenses were input as dollars per month into the economic models. These data were supplied by Houston American. Lease operating costs were adjusted for non-recurring costs, where applicable. Transportation costs have been deducted on a case-by-case basis, where applicable. Operating costs were not escalated in this report.

Severance and ad valorem taxes are deducted as a percentage of gross revenues or as a charge per unit of production, where applicable. The individual well projections of oil and gas ceased when the total operating expenses exceed the gross revenues.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

- Federal Income Taxes
- Depreciation, depletion, and/or amortization
- Costs in excess of revenues of uneconomic leases
- Plugging and abandonment costs in excess of salvage value
- Environmental restoration costs
- Product price hedges

No value has been assigned to non-producing acreage or to acreage held by production.

Report Qualifications

This report was prepared using conventional petroleum engineering procedures and techniques as were considered appropriate and necessary. The estimated future net revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, direct taxes, and product prices. All estimated future net revenues presented in this report are after the deduction of royalties, production costs, and development costs. This evaluation does not include indirect costs such as administrative, overhead, and other miscellaneous expenses. Any unusual combination of many factors including weather, possible changes in regulatory guidelines, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES PRESENTED HEREIN ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.

THE RESERVES AND REVENUE PROJECTIONS PRESENTED HEREIN ARE ONLY VALID AS OF THE EFFECTIVE DATE OF THE REPORT.

Data Sources

Data including basic well information, geological interpretations, realized product prices, operating costs, test rates, and ownership interests were supplied by Houston American. We have accepted these data as correct.

Historical production data were obtained from public sources, such as DrillingInfo.com and the records of the appropriate oil and gas regulatory agency. We retain in our files digital databases for all properties and hard copies of other information that we believe pertinent.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Lonquist & Co. Possible environmental liability related to the properties has not been investigated nor considered.

Independent Evaluation

Neither Lonquist & Co. LLC nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

Sincerely,

Lonquist & Co., LLC
Texas Registered Firm No. F-8952

Glenn Sliva, P.E.
Senior Vice President
Texas License No. 60921

Date Signed: March 10, 2020
Denver, Colorado


STATE OF TEXAS
GLENN SLIVA
60921
LICENSED
PROFESSIONAL ENGINEER